Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO EAGLE REPORTS FIRST QUARTER 2015 OPERATING AND FINANCIAL RESULTS — STRONG OPERATIONAL PERFORMANCE DRIVES RECORD GOLD PRODUCTION AND LOW COSTS - AMARUQ AND KITTILA DRILL PROGRAMS YIELD POSITIVE RESULTS

Toronto (April 30, 2015) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reported quarterly net income of $28.7 million, or net income of $0.13 per share for the first quarter of 2015.  This result includes a non-cash foreign currency translation loss on deferred tax liabilities of $23.3 million ($0.11 per share), various mark-to-market and other adjustment gains of $22.7 million ($0.11 per share), unrealized losses on financial instruments of $13.6 million ($0.06 per share), non-cash foreign currency translation gains of $11.7 million ($0.05 per share), non-cash stock option expense of $7.8 million ($0.04 per share) and non-recurring gains of $7.6 million ($0.03). Excluding these items would result in adjusted net income of $31.4 million ($0.15 per share) for the first quarter of 2015.  In the first quarter of 2014, the Company reported net income of $97.1 million or net income of $0.56 per share.

First quarter 2015 cash provided by operating activities was $143.5 million ($176.8 million before changes in non-cash components of working capital).  This compares to cash provided by operating activities of $250.4 million in the first quarter of 2014 ($207.2 million before changes in non-cash components of working capital).  The decrease in cash provided by operating activities before changes in working capital during the current period was largely due to lower realized gold and silver prices (down 8% and 17% respectively, period over period) and timing of sales which resulted in lower sales volumes relative to the ounces produced during the quarter.

“The year is off to a good start with continued strong operating performance from all of our mines.  This performance coupled with lower fuel prices and weaker local currencies, has also resulted in better than expected operating costs”, said Sean Boyd, Chief Executive Officer.  “This year is also shaping up to be an exciting time on the exploration front, as we have drills operating at most of our mines and development projects.  Drilling at Kittila has potentially outlined a new zone parallel to the main mineralized trend, and infill drilling is underway at Amaruq, with initial results suggesting good potential to expand the resource base and ultimately enhance our Nunavut platform”, added Mr. Boyd

First Quarter 2015 highlights include:

•                  Record quarterly gold production — Payable gold production1 in Q1 2015 was 404,210 ounces of gold at total cash costs2 per ounce on a by-product basis of $588 and all-in sustaining costs3 (“AISC”) of $804 per ounce

•                  Record quarterly precious metal production in Mexico - In Q1 2015, payable gold and silver production was 89,077 ounces and 663,000 ounces respectively.  Total cash costs per ounce of gold on a by-product basis from our Mexico operations averaged $387

•                  2015 guidance reiterated — Expected production for 2015 is maintained at approximately 1.6 million ounces with total cash costs on a by-product basis of $610 to $630 per ounce and AISC of approximately $880 to $900 per ounce

•                  Infill drilling at Amaruq continues to yield positive results — Drilling resumed in late March, and holes drilled from the ice on Whale Lake have yielded promising results including 14.0 grams per tonne (“g/t”) gold over 18.9 meters, in one of four

1  Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

2  Total cash costs per ounce is a non-GAAP measure.  For a reconciliation to production costs, see “Reconciliation of Non-GAAP Financial Performance Measures — Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine” below.  Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. See “Note Regarding Certain Measures of Performance”. For information about the Company’s total cash costs per ounce on a co-product basis please see “Reconciliation of Non-GAAP Performance Measures”.

3 All-in-sustaining costs is a non-GAAP measure and is used to show the full cost of gold production from current operations. For a reconciliation to production costs, see “Reconciliation of Non-GAAP Financial Performance Measures — Reconciliation of Production Costs to All-In Sustaining costs” below. The Company calculates All-in sustaining costs per ounce of gold produced as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock option expense) and reclamation expenses divided by the amount of gold produced.  All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made.  The Company’s methodology for calculating all-in sustaining costs may not be similar to the methodology used by other producers that disclose all-in sustaining costs. See “Note Regarding Certain Measures of Performance”.  The Company may change the methodology it uses to calculate all-in sustaining costs in the future, including in response to the adoption of formal industry guidance regarding this measure by the World Gold Council.

lenses cut by the same drill hole (AMQ15-168), as well as 15.3 g/t gold over 8.9 meters in another hole (AMQ15-172)

•                  Drilling at Kittila yields deepest Suuri Trend intersection to date and indications of a new parallel zone — Drilling of the Suuri Trend below the Roura area has returned 5.3 g/t gold over 10 meters at a vertical depth of approximately 1.6 km (ROD14-004F). Drilling has also shown indications of a new parallel zone 150 meters east of the main zone with intersections including 7.0 g/t gold over 7.0 meters at almost 1.3 km depth (ROD14-005)

•                  Continued focus on a strong balance sheet — In Q1 2015, $100 million was repaid under the Company’s credit facility

•                  A quarterly dividend of $0.08 per share declared

First Quarter Financial and Production Highlights

In the first quarter of 2015, strong operational performance continued at the Company’s mines, which led to record quarterly production.

Payable gold production in the first quarter of 2015 was a record 404,210 ounces compared to 366,421 ounces in the first quarter of 2014.  The higher level of production in the 2015 period was primarily due to the inclusion of Canadian Malartic, a full quarter of production at La India, increased throughput levels at Goldex, increased mill capacity at Kittila and higher grades and better recoveries at Pinos Altos.  A detailed description of the production and cost performance of each mine is set out below.

Total cash costs per ounce on a by-product basis for the first quarter of 2015 were higher at $588 versus $537 per ounce for the first quarter 2014.  Total cash costs per ounce on a by-product basis in the first quarter of 2015 were negatively impacted by lower zinc and copper production and lower realized silver and copper prices (down 17% and 21%, respectively, period over period) which were slightly offset by higher production levels at most of the Company’s mines and weaker local currencies (C$ 2% lower, EURO 4% lower and MXP 15% lower when compared to the 2015 currency price assumptions, see February 11, 2015 news release) compared to the first quarter of 2014.

Costs in the 2014 period were positively affected by record production and lower costs at Meadowbank (which processed the remaining high grade ore at the Portage and Goose deposits) and higher grades at LaRonde compared to the current period.

AISC for the first quarter of 2015 was $804 per ounce on a by-product basis, which is below 2015 guidance of $880 to $900 per ounce on a by-product basis. The lower AISC is primarily due to lower than forecast total cash costs per ounce on a by-product basis in 2015 and timing of capital expenditures.

Cash Position Remains Strong and Debt Levels Reduced

Cash and cash equivalents and short term investments decreased to $172.1 million at March 31, 2015, from the December 31, 2014 balance of $215.3 million.  The outstanding balance on the $1.2 billion credit facility was reduced from $500 million at December 31, 2014 to $400 million at March 31, 2015.

Total capital expenditures made by the Company in the first quarter of 2015 were $82.9 million, including $16.6 million at LaRonde, $12.0 million at Pinos Altos, $10.7 million at Canadian Malartic, $10.4 million at Kittila, $10.0 million at Goldex, $9.4 million at Meadowbank, $8.4 million at Meliadine, $2.8 million at Lapa, $2.3 million at La India and $0.3 million at Creston Mascota.

Sustaining capital expenditures made by the Company in the first quarter were $60.8 million, including $16.6 million at LaRonde, $9.4 million at Meadowbank, $9.2 million at Canadian Malartic, $8.9 million at Kittila, $7.0 million at Pinos Altos, $4.3 million at Goldex, $2.8 million at Lapa, $2.3 million at La India and $0.3 million at Creston Mascota.

The Company has adopted a phased approach to capital and exploration spending in 2015 and anticipates the potential for increased expenditures on select projects (if merited based on positive results).  Projects that may warrant additional spending include Amaruq, El Barqueno, Goldex and Meliadine.

As of March 31, 2015, the Company had drawn down $400 million on its $1.2 billion credit facility.  This results in available lines of approximately $800 million, excluding another $300 million available in an accordion feature.

First Quarter 2015 Results Conference Call and Webcast Tomorrow

The Company’s senior management will host a conference call on Friday, May 1, 2015 at 8:30 AM (E.D.T.) to discuss financial results and provide an update of the Company’s operating activities.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-416-260-0113 or Toll-free 1-800-524-8950.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 1-647-436-0148 or Toll-free 1-888-203-1112, access code 6926383. The conference call replay will expire on June 1, 2015.

The webcast, along with presentation slides, will be archived for 180 days on www.agnicoeagle.com.

Annual and Special General Meeting (“AGM”)

The AGM will begin on Friday, May 1, 2015 at 11:00 AM (E.D.T.).  The meeting will be held at the Sheraton Centre Hotel (Dominion Ballroom) located at 123 Queen Street West, Toronto, ON.  For those unable to attend in person, the meeting will be accessible on the internet or by telephone, as set out below.

Via Webcast:

A live audio webcast of the AGM will be available on the Company’s website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 1-416-260-0113 or Toll-free 1-800-524-8950.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the AGM.

Replay Archive:

Please dial 1-647-436-0148 or Toll-free 1-888-203-1112, access code 7989565. The conference call replay will expire on June 1, 2015.

The webcast, along with presentation slides, will be archived for 180 days on www.agnicoeagle.com.

Northern Business Operating Review

LaRonde Mine — Strong Development Performance Supports 2015 Production Levels

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988.

The LaRonde mill processed an average of 6,203 tonnes per day (“tpd”) in the first quarter of 2015, compared with an average of 6,192 tpd in the corresponding period of 2014.  Minesite costs per tonne4 were approximately C$104 in the first quarter of 2015, higher than the C$99 per tonne experienced in the first quarter of 2014.  The increased costs in the 2015 period were primarily due to temporary issues with the paste fill piping network, and higher drilling costs associated with increased ore hardness in some of the production stopes in March compared to the prior-year period.

LaRonde’s total cash costs per ounce on a by-product basis were $703 in the first quarter of 2015 on payable production of 58,893 ounces of gold.  This compares with the first quarter of 2014 when total cash costs per ounce on a by-product basis were $574 on production of 59,352 ounces of gold.  Cash costs and production in the 2015 period were negatively impacted by higher minesite costs per tonne (see above), slightly lower gold grades and lower by-product revenues as a consequence of stope re-sequencing in the upper mine.  The stope re-sequencing led to overall lower zinc grades and recoveries than expected.  These stopes have been rescheduled for mining in the second and third quarters of 2015.

Work continued on the installation of the coarse ore conveyor system that will extend from the 293 level to the crusher on the 280 level.  This new conveyor, which is expected to be commissioned by the end of September 2015, should help mining flexibility and reduce congestion in the deeper portions of the mine.

Studies are progressing to assess the potential to extend the reserve base and carry out mining activities between the 311 and 371 levels at LaRonde.  At present, the reserve base extends to the 311 level, which is 3.1 kilometers below the surface.  In 2014, conversion drilling added approximately 444,000 ounces of gold (2.6 million tonnes at 5.33 g/t gold) to the indicated resources between the 311 and 341 levels.  Two drill holes are underway to extend the mineralization to the 371 level (a depth of 3.7 km below the surface).

Canadian Malartic Mine — Record Gold Production in March

In June 2014, Agnico Eagle and Yamana Gold Inc. (“Yamana”) acquired all of the issued and outstanding common shares of Osisko Mining Corporation and created the Canadian

4 Minesite costs per tonne is a non-GAAP measure. For a reconciliation of this measure to production costs as reported in the financial statements, see “Reconciliation of Non-GAAP Financial Performance Measures — Reconciliation of Production Costs to Minesite Costs per Tonne by Mine” below.  See also “Note Regarding Certain Measures of Performance”.

Malartic General partnership (the “Partnership”) that now owns and operates the Canadian Malartic mine in northwestern Quebec through a joint management committee.  Each of Agnico Eagle and Yamana have an indirect 50% ownership interest in the Partnership.

During the first quarter of 2015, the Canadian Malartic mill (on a 100% basis) processed an average of 51,988 tpd.  Mill throughput levels in January averaged 48,629 tpd which was below budget largely due to difficult winter conditions.  Throughput returned to normal levels in February and March, averaging 53,753 tpd.

Minesite costs per tonne were approximately C$20 (C$23 including royalties), which was in line with guidance.  The average stripping ratio in the first quarter of 2015 was 2.0 to 1.0.

For the first three months of 2015, Agnico Eagle’s share of production at the Canadian Malartic mine was 67,893 ounces of gold at total cash costs per ounce of $632 on a by-product basis.  Production in March was a record 54,013 ounces (100% basis), largely driven by higher grade ore from the North Zone.

Since acquiring the mine in June 2014, the Partnership has been looking at a variety of ways to optimize the operations. The current crushing and grinding circuit has a nameplate capacity of 55,000 tpd.  Optimization efforts are ongoing with a focus on modification of the SAG mill liners and certain components of the crushing system.  In addition, the Partnership is looking at opportunities to reduce the number of annual planned shutdowns.

In February 2015, the Partnership announced that throughput levels were forecast to be approximately 52,500 tpd in the first half of 2015, increasing to approximately 55,000 tpd in the second half of 2015.  The potential second half increase in throughput in 2015 was partly contingent upon updating the existing operating permits.  Discussions are ongoing with permitting authorities in regards to pre-crushing activities.  Currently, crushing levels are expected to remain in a range of 53,000 to 55,000 tpd through 2016.  For the full year 2015, Agnico Eagle’s estimated share of production from Canadian Malartic remains unchanged at 280,000 ounces.

Permitting activities for the Barnat Extension and deviation of Highway 117 are continuing.  An Environmental Impact Assessment (“EIA”) was submitted in February 2015, and the first series of questions was received from permitting authorities in mid-April.  The process continues as planned.

In March 2015, the Partnership acquired an additional 30% interest in Malartic CHL property from Abitibi Royalties Inc. (RZZ:TSX-V) in exchange for 459,197 Agnico Eagle common shares and 3,549,695 Yamana common shares for aggregate consideration of approximately C$35.0 million and a 3% net smelter return royalties to each of Abitibi Royalties Inc. and Osisko Gold Royalties (OR:TSX).  The Partnership now owns a 100% interest in the Malartic CHL property.

The Malartic CHL property adjoins the Canadian Malartic mine to the east and hosts in part the Odyssey North discovery, the Jeffrey gold deposit and the eastern nose of the Barnat gold deposit.

Drilling has resumed on the Odyssey North and South Zones and to date, two holes have been drilled.  Data from these two holes is currently being compiled and interpreted.  In 2015, drilling is planned on the Odyssey zones with a proposed budget of $3.0 million.

Exploration Update on Pandora and Kirkland Lake Projects

In addition to joint, indirect ownership of the Canadian Malartic mine, through the Partnership, Canadian Malartic Corporation, a company in which each of Agnico Eagle and Yamana have an indirect 50% interest is exploring a portfolio of properties in the Kirkland Lake area of Ontario and the Pandora property in the Abitibi region of Quebec.

At the Upper Beaver property in Kirkland Lake, a resource update is currently underway.  Data from this update are planned to be incorporated in a new technical study.

Elsewhere in the Kirkland Lake region, data review is underway on the Upper Canada property.  A hole was recently drilled on the property to test the extension of the C Zone, and assay results are pending.  Additional exploration work may be carried out after the data review is completed.

At Pandora, eight holes were drilled to test the North and South Branch zones near the surface, and the data are being integrated with previous drill results.

Underground development on the 101-W Exploration drift at the adjacent Lapa mine commenced in February and approximately 149 meters of drifting was completed during the quarter. In 2015, approximately 950 meters of drifting is scheduled to be carried out. In early Q3 2015, a drill program is expected to commence to test the mineralization at the South Branch target from underground.

Lapa — Higher grades and recoveries continue from Zulapa Z7 Zone

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.

The Lapa circuit, located at the LaRonde mill, processed an average of 1,690 tpd in the first quarter of 2015.  This compares with an average of 1,749 tpd in the first quarter of 2014. The lower throughput in the 2015 period was largely due to a reduction in the number of stopes available for mining during the quarter and the complexity of mining at greater depths compared to the 2014 period.

Minesite costs per tonne were C$119 in the first quarter of 2015, compared to the C$108 realized in the first quarter of 2014.  Costs in the 2015 period were higher due to higher labour and maintenance costs compared to the same period in 2014.

Payable production in the first quarter of 2015 was 25,920 ounces of gold at a total cash costs per ounce on a by-product basis of $568.  This compares with the first quarter of 2014, when production was 23,409 ounces of gold at total cash costs per ounce on a by-product basis of $662.  In the 2015 period, production was higher and costs were lower due to higher gold grades, better recoveries and favourable foreign exchange rates.

At Lapa, 2015 is the last full year of production based on the current life of mine plan.  In 2016, production is expected to exhibit a decline from the current level.  Additional exploration drilling in the Zulapa Z7 zone at depth and on the adjoining Pandora property could potentially extend the mine life (see discussion under the “Exploration Update on Pandora and Kirkland Lake Projects” above).

Goldex — Deep Zone Development Expected to Accelerate Through Year-end 2015

The 100% owned Goldex mine in northwestern Quebec began operation in 2008 but mining operations in the original Goldex Extension Zone (“GEZ”) orebody were suspended in October 2011 (see October 19, 2011 news release). In July 2012, the M and E satellite zones were approved for development. Mining operations at GEZ remain suspended.  Mining operations resumed on the M and E satellite zones in September 2013.

The Goldex mill processed an average of 6,294 tpd in the first quarter of 2015.  This compares with an average of 5,393 tpd in the first quarter of 2014. The higher throughput in the 2015 period was due to more mature mining fronts and productivity improvements compared to the 2014 period.

Minesite costs per tonne were approximately C$34 in the first quarter of 2015, higher than the C$31 per tonne experienced in the first quarter of 2014.  The increase in costs over the prior-year period is partly due to accelerated mining rates and higher throughput levels.

Payable gold production in the first quarter of 2015 was 29,250 ounces of gold at a total cash costs per ounce on a by-product basis of $541. This compares with the first quarter of 2014, when production was 19,430 ounces of gold at total cash costs per ounce on a by-product basis of $762.  The decrease in total cash costs in the 2015 period was largely a result of increased production (due to higher tonnage, gold grades and recoveries) and favourable foreign exchange rates, partially offset by higher consumable costs compared to the 2014 period.

The M2 and M5 zones have been added to the mine plan, conversion drilling has been completed on the M3 and M4 satellite zones, and work is underway to incorporate these zones into the reserve base later this year.

Accelerated development of the exploration ramp into the DX zone (the top of the Deep zone) continues.  In the first quarter of 2015, approximately 1.2 km of development was completed below level 85. This ramp is designed to provide access for additional exploration drilling, with a goal of outlining a mineable reserve and the completion of a technical study by late 2015 or early 2016.  Development of the Deep zone would have the potential to extend the mine’s life past the current estimated life-of-mine of 2017.

In January 2014, Agnico Eagle acquired the Akasaba West gold-copper deposit from Alexandria Minerals (AZX:TSXV). Located less than 30 km from Goldex, the Akasaba West deposit could potentially create flexibility and synergies for the Company’s operations in the Abitibi region by utilizing extra milling capacity at both Goldex and LaRonde, while reducing overall costs. Akasaba currently hosts an indicated resource of approximately 200,000 ounces (8.1 million tonnes at 0.77 g/t gold and 0.44% copper).

An EIA on the Akasaba West deposit is expected to be submitted in June, which will allow the BAP process to commence. The Company anticipates the EIA approval in the fall of 2017.

Meadowbank — Vault Optimization Studies on Track for Delivery in H2 2015

The 100% owned Meadowbank mine in Nunavut, northern Canada, achieved commercial production in March 2010.

The Meadowbank mill processed an average of 11,006 tpd in the first quarter of 2015, compared to the 11,047 tpd achieved in the first quarter of 2014.  Year-over-year mill throughput levels were relatively stable due to ongoing improvements in equipment availability and maintenance which offset the fact that tonnage in the 2015 period was slightly lower due to a higher percentage of Vault ore processed (which has a higher hardness factor).

Minesite costs per tonne were a record low C$71 in the first quarter.  These costs were lower than the C$76 per tonne in the first quarter of 2014.  The improvement in costs per tonne was primarily due to reduced labour costs and lower reagent consumption, compared to the respective 2014 period.

Payable production in the first quarter of 2015 was 88,523 ounces of gold at total cash costs per ounce on a by-product basis of $655.  This compares with the first quarter of 2014 when 156,444 ounces were produced at total cash costs per ounce on a by-product basis of $434.  The lower production and higher costs in the 2015 period compared to the 2014 period are primarily due to the processing of lower grade ore (down 41%) and lower recoveries (down 3.9%).  The first quarter of 2014 was the final quarter of the high grade ore from the Goose and Portage pits.

Production levels are expected to gradually decline from 2015 to 2017 due to a decline in grade as the current reserve base is depleted.  In 2015, approximately 45% of the production is expected to occur in the first half of the year. Production is expected to increase in the second half of 2015 due to higher grades being mined from the Portage E3 pit.

In 2013, approximately 246,000 ounces were removed from reserves at the Vault deposit due to a change in the gold price assumption used to calculate reserves at December 31,

2013.  Considering the currently favourable US to Canadian dollar foreign exchange rate and lower fuel costs, the Company is evaluating the potential for a portion of these ounces to be added back into the mine plan at Meadowbank starting in 2017 which would extend the mine life.  This decision may lead to revisions in the previously announced Meadowbank guidance.  An infill drilling program is planned to better define the Vault resources, and a decision whether to proceed with the extraction of these additional ounces will likely be made in the second half of 2015.

Kittila — Drilling Extends Resources to Depth and Outlines a New Parallel Zone

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

The Kittila mill processed an average of 3,836 tpd in the first quarter of 2015 compared to the 3,414 tpd in the first quarter of 2014. The higher throughput in the 2015 period is a reflection of the mill expansion completed in the fourth quarter of 2014, offset in part by a 10-day scheduled maintenance shutdown at the end of March. A second maintenance shutdown is scheduled for October 2015.

Minesite costs per tonne at Kittila were approximately €77 in the first quarter of 2015, compared to €73 in the first quarter of 2014.  Costs increased in the first quarter of 2015 due to the increased usage of contractors in the underground portion of the mine and during the mill shutdown, when compared with the 2014 period.

With the expansion, the mill has shown potential to operate in excess of 4,000 tpd and efforts are ongoing to assess the optimal throughput rate.  In conjunction, the Company is also working to optimize underground mining rates.  Unit costs are expected to improve once steady state operations are achieved.

First quarter 2015 payable gold production at Kittila was 44,654 ounces with a total cash costs per ounce on a by-product basis of $681.  In the first quarter of 2014, the mine produced 38,552 ounces at total cash costs per ounce on a by-product basis of $795.  The higher production in the 2015 period is related to the increased mill capacity compared to the 2014 period.  Costs decreased in the first quarter of 2015 primarily due to lower costs for consumables, energy and a favourable foreign exchange rate.

Drilling from the main exploration ramp at Kittila has outlined a significant zone of mineralization with potentially wider widths and better grades than those currently being mined.  The main underground ramp at Kittila is being extended to reach the Rimpi Zone and a new surface ramp is also being developed to access the shallower portions of the Rimpi deposit.  The surface ramp had advanced 587 meters to the 89 level by the end of March.

At the Kuotko deposit, located approximately 15 kilometers north of Kittila, drilling is underway to infill and expand the existing approximately 170,000 ounce inferred resource (1.8 million tonnes at 2.9 g/t gold).  Upon completion of the drilling, studies will be carried out to assess the viability of mining the deposit via an open pit.  If the studies are positive, permit applications would then be expected to be submitted by the end of 2015.

Deep drilling along the Suuri Trend continues to yield positive results and confirm the downward extension of mineralization. Recent deep drilling (see composite longitudinal section below) has intersected 5.3 g/t gold over 10 meters at a depth of approximately 1,550 meters below surface in hole ROD14-004F.  This is the deepest intersection drilled to date at Kittila, and is approximately 100 meters below the current resource envelope.

[Kittila Composite longitudinal section]

Drilling has also indicated the potential for a new parallel lens of mineralization approximately 1.3 kilometers below surface and 150 meters east of the main Kittila ore zone and within the sheared and altered structure that hosts the known Kittila deposits (see cross section below).  A recent hole in this area (ROD14-005) yielded 7.0 g/t gold (uncapped) over 7.0 meters (estimated true width) at 1,258 meters below surface.  Hole ROU10-37 previously drilled from surface in 2011 intersected this lens, yielding 10.2 g/t gold (uncapped) over 5.6 meters (estimated true width) at a depth of almost 1,200 meters below surface and 500 meters south of hole ROD14-005.

This new lens is near the proposed Kittila shaft location, and could provide additional tonnage, should further drilling confirm the continuity of the mineralization.  A second underground heavy drill rig will be added to further assess the extent of this new parallel zone.

Details on this new drilling at Kittila are provided in the tables below.

[Kittila cross section]

Recent exploration drill results from the Kittila mine

Drill hole	Zone	From (meters)	To (meters)	Depth of midpoint below surface (meters)	Estimated true width (meters)	Gold grade (g/t) (uncapped)
ROU10-037*	new parallel lens	1,299	1,311	1,197	5.6	10.2
ROD14-003	Suuri Trend deep	369	388	1,047	11.5	7.8
including		370	376	1,041	3.6	12.5
and	new parallel lens	576	580	1,195	3.1	5.3
ROD14-004F	Suuri Trend deep	839.5	870	1,550	10.0	5.3
ROD14-005	Suuri Trend deep	404	408.3	1,089	2.7	5.7
and	Suuri Trend deep	416	421.8	1,099	3.7	3.1
and	new parallel lens	628	641.2	1,258	7.0	7.0
ROU14-009	Suuri Trend deep	182	185	861	2.4	7.3
ROD-0763-15-602B	Suuri Trend deep	797	810	1,508	8.2	5.2

* Hole ROU10-037 intercept reported in Company news release dated April 28, 2011 as 9.5 g/t gold over 6.0 meters.

Kittila mine exploration drill collar coordinates

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (meters above sea level)	Azimuth	Dip (degrees)	Length (meters)
ROU10-037	7537870	2559401	252	271	-80	1,616
ROD14-003	7538198	2558631	-514	091	-58	690
ROD14-004F	7538199	2558631	-515	085	-77	921
ROD14-005	7538298	2558630	-529	088	-61	726
ROU14-009	7538300	2558634	-528	089	-38	349
ROD-0763-15-602B	7538399	2558630	-543	090	-78	1,167

* Finnish Coordinate System KKJ Zone 2

Meliadine — Updated NI 43-101 Technical Report Completed and Project Certificate Received

The Meliadine project was acquired in July 2010 and is the Company’s largest development project based on reserves and resources. The Company has a 100% interest in the 111,757 hectare property, which is linked to the town of Rankin Inlet in Nunavut by a 25 kilometer all-weather access road.

On January 27, 2015, the Minister of Aboriginal Affairs and Northern Development for Canada approved the environmental assessment findings and recommendations made by the Nunavut Impact Review Board (“NIRB”) on their Part 5 Review of the Meliadine project under the Nunavut Land Claim Agreement. Subsequently, the NIRB issued the Project Certificate on February 26, 2015.

The issuance of the Project Certificate enables Agnico Eagle to apply for the various operating permits, licences and authorizations required to start construction and operation of a gold mine at Meliadine. One of the key permits is the Type A Water License which authorizes all water use and waste disposal requirements for the Meliadine mine during the construction, operation and ultimate reclamation phases of the project. The Company is currently working on this application with the intent to file with the Nunavut Water Board in the next few weeks.

On March 12, 2015, the Company completed and filed with Canadian securities regulators an updated National Instrument 43-101 (“NI 43-101”) technical report on the Meliadine gold project.

The updated technical study is based on extracting only the 3.3 million ounces of gold in proven and probable mineral reserves (13.9 million tonnes of ore at 7.44 g/t gold), which is all contained in the Tiriganiaq and Wesmeg deposits.

Internal studies suggest that if the mine were to be developed there could be considerably more gold available to be added to the mine plan from the Tiriganiaq and Westmeg/Normeg deposits, which could potentially extend the mine life and increase the after-tax internal rate of return (“IRR”).

In addition to the reserves, the project contains 3.3 million ounces of gold in indicated mineral resources (20.2 million tonnes at 5.06 g/t gold) and 3.5 million ounces of gold in inferred mineral resources (14.1 million tonnes at 7.65 g/t gold).  The mineralization remains open at depth and there appears to be good potential for additional discoveries along the 80km greenstone belt.

Summary of the Meliadine Project Key Facts and Parameters

Proven & probable reserves	13.9 million tonnes of ore grading 7.44 g/t gold (3.3 million oz)

Expected average annual gold production	Approximately 326,000 ounces (years 1 – 3) Approximately 362,000 ounces (years 4 – 9)

Expected average total cash costs on a by-product basis	Approximately $531 per ounce of gold produced

Expected mine life	Approximately 9 years

Expected initial capital costs	Approximately $911 million

Expected sustaining capital costs	Approximately $357 million

Expected after-tax IRR Expected after-tax NPV (at a 5% discount rate)	Approximately 10.3% Approximately $267 million

Assumptions for Economic Analysis

$1,300 per ounce gold

US$/C$ exchange rate of $1.15

Statutory tax rate: approximately 26%

The current capital budget at Meliadine for 2015 is approximately $64 million. Of this total, approximately $21 million will be allocated towards planned underground development (2,500 meters). This development will allow for cost-effective exploration and conversion drilling of the deeper parts of the Tiriganiaq and Wesmeg/Normeg deposits, and help to optimize potential mining plans. At the end of March 2015, approximately 465 meters of underground development had been completed this year.

The Company is currently studying various options and alternatives in Nunavut to capitalize on the large and growing resource base in the region and to maximize value. The timing of future capital expenditures on the Meliadine project beyond 2015 and the determination of whether to build a mine at Meliadine are subject to Board approval, prevailing market conditions and outcomes of the various potential scenarios being evaluated.

Amaruq Project — 2015 Program Underway, Area Under Whale Lake Yielding Positive Drill Results

On March 25, 2015, drilling recommenced on the Amaruq project, which is located in Nunavut, approximately 50 kilometers northwest of the Meadowbank mine. At the end of April, there were four drill rigs in operation on the project, with another four expected shortly.

Agnico Eagle has a 100% interest in the Amaruq project. The large property consists of 114,761 hectares of Inuit-owned and federal crown land. Agnico Eagle acquired its initial interest in April 2013.  In February 2015, the Company announced an initial inferred mineral resource containing 1.5 million ounces of gold (6.6 million tonnes at 7.07 g/t gold) at the project, based on drilling from 2013 through October 2014.

A few holes of the 2014 drill program that were angled underneath the north end of Whale Lake, such as hole IVR14-144, intersected gold mineralization between the two parts of the Whale Tail deposit on the east and west sides of the lake. The 2015 program has confirmed those results, demonstrating that the Whale Tail deposit continues across the north end of Whale Lake. Ten holes drilled from the ice or the shore at the beginning of the program in 2015 located gold under the lake. Their intercepts are displayed in the table below, and the drill hole coordinates are located in the table as well as the Amaruq project local geology map. The pierce points are shown on the Whale Tail composite longitudinal section.

Recent exploration drill results from the Whale Tail deposit, Amaruq project

Drill hole	Location	From (meters)	To (meters)	Depth of midpoint below surface (meters)	Estimated true width (meters)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
IVR14-144**	Central	400.0	415.5	339	12.7	8.7	8.7
IVR14-157	East	255.6	275.9	198	16.0	2.8	2.8
including		268.0	275.9	193	7.2	4.3	4.3
AMQ15-161	East	147.4	151.5	113	3.6	6.0	6.0
AMQ15-162	Central	78.0	83.0	65	4.4	12.6	12.6
AMQ15-163	Central	92.6	97.3	78	4.3	7.8	7.8
AMQ15-164	Central	65.0	68.0	53	2.8	5.3	5.3
AMQ15-165	Central	150.7	153.9	120	2.8	6.0	6.0
and		196.0	200.3	157	3.1	29.0	16.8
AMQ15-166	Central	127.0	130.2	101	2.8	10.5	10.5
and		151.5	156.2	120	4.3	5.2	5.2
AMQ15-168	Central	105.7	114.4	90	8.2	5.1	5.1
and		121.4	142.2	108	18.9	21.8	14.0
and		145.6	157.0	123	10.4	7.0	7.0
and		163.0	170.6	136	7.4	4.6	4.6
AMQ15-169	Central	85.0	89.0	72	3.6	12.8	12.8

and		124.0	128.3	105	3.1	7.0	7.0
AMQ15-172	Central	43.7	47.6	38	3.4	4.1	4.1
and		56.0	59.5	49	3.0	25.6	17.7
and		98.3	107.8	87	8.9	15.3	15.3
AMQ15-174	Central	118.3	122.3	98	3.4	7.6	7.6
and		129.6	153.0	117	19.9	11.9	11.9
including		130.4	146.0	113	13.3	14.8	14.8

* Holes at Amaruq use a capping factor of 60 g/t gold.

** Hole IVR14-144 previously released in Company’s news release dated November 11, 2014

Amaruq project exploration drill collar coordinates

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (meters above sea level)	Azimuth	Dip (degrees)	Length (meters)
IVR14-144	7255212	606758	156	354	-54	523
IVR14-157	7255492	607099	155	295	-49	324
AMQ15-161	7255697	607110	157	322	-50	180
AMQ15-162	7255710	607048	153	324	-55	150
AMQ15-163	7255621	606997	153	322	-57	156
AMQ15-164	7255630	606953	153	323	-54	144
AMQ15-165	7255573	606948	153	324	-55	237
AMQ15-166	7255419	606736	153	322	-52	166
AMQ15-168	7255492	606971	153	323	-58	243
AMQ15-169	7255468	606772	153	323	-57	276
AMQ15-172	7255499	606882	153	323	-57	171
AMQ15-174	7255423	606805	153	323	-58	225

* Coordinate System UTM Nad 83 zone 14

One of the deepest of the holes testing the area beneath Whale Lake this winter is hole AMQ15-168, which intersected four mineralized lenses between 90 and 136 meters below surface including 14.0 g/t gold (capped grade) over 18.9 meters estimated true width at 108 meters below surface. About 180 meters to the west-southwest, hole AMQ15-174 had a similar intersection suggesting good continuity: 14.8 g/t gold (capped grade) over 13.3 meters estimated true width at 113 meters depth.  Between these two, hole AMQ15-172 intersected three shallower lenses between 38 and 87 meters below surface, including 15.3 g/t gold (capped grade) over 8.9 meters estimated true width at 87 meters depth.

Hole IVR14-157, drilled at the end of last year’s program and not previously released, intersected the deepest mineralization so far on the east side of Whale Lake, cutting 4.3 g/t gold (capped grade) over 7.2 meters estimated true width at 193 meters depth.

The picture that is emerging is that the Whale Tail deposit is contained in one to two parallel lenses to the east of Whale Lake, whereas the deposit splits into four or five parallel lenses underneath and to the west of the lake. The deposit is continuous over at least 1.2 kilometers strike length and extends from surface to more than 350 meters depth. It remains open at depth and to the southwest.

[Amaruq project local geology map]

[Amaruq project — Whale Tail composite longitudinal section]

All intercepts reported for the Amaruq project show capped grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

The initial 2015 drill program of 50,000 meters is expected to be completed by the end of June. Besides testing the area beneath Whale Lake, the winter/spring drill program will infill the area of the inferred resources at a suitable spacing to convert inferred to indicated resources to open-pit mineable depths (surface to 200 meters deep).  Mineralization is open at depth and to the west.  An updated resource is expected by the end of this summer following the completion of the initial drill program.  Studies are ongoing to evaluate the potential to develop the Amaruq deposit as a satellite operation to Meadowbank.

The initial program includes step out drilling to the west of the known deposits and reconnaissance drilling starting in May at Mammoth Lake, immediately southwest of the current Whale Tail deposit. A 15-hole, 5,000-meter reconnaissance program will test the high-priority targets at Mammoth Lake developed by prospecting and geophysical surveys last year.

Transportation between the Amaruq project and the Meadowbank mine is currently via a winter road. In March, a permit application was submitted to the authorities for the possible construction of an all-weather exploration road linking the Amaruq exploration site to the Meadowbank mine, which would facilitate exploration activities such as fuel, equipment and personnel transportation.

Southern Business Operating Review

Pinos Altos — Strong Performance Driven by Throughput and Higher Grades

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

The Pinos Altos mill processed 5,661 tpd in the first quarter of 2015, compared to 5,382 tpd processed in the first quarter of 2014. During the first quarter of 2015, approximately 74,300 tonnes of ore were stacked on the leach pad at Pinos Altos, compared to 139,100 tonnes in the comparable 2014 period. Minesite costs per tonne at Pinos Altos were $46 in the first quarter of 2015, slightly lower than the $49 in the first quarter of 2014.  The difference in minesite costs per tonne was largely attributable to variations in the proportion of heap leach ore to milled ore and open pit ore to underground ore, currency variations and routine fluctuations in the waste to ore stripping ratio in the open pit mines.

Payable production in the first quarter of 2015 was 50,106 ounces of gold at a total cash costs per ounce on a by-product basis of $357. This compares with production of 45,217 ounces at total cash costs per ounce on a by-product basis of $480 in the first quarter of 2014. Higher production in 2015 is largely due to higher grades processed over the comparable period last year. The decrease in the year over year total cash costs per ounce is largely due to higher silver production (offset, in part by a decline in realized silver prices), and favourable foreign exchange rates compared to the prior year period.

The Pinos Altos shaft sinking project remains on schedule for completion in 2016.  At the end of Q1 2015, the shaft had reached a depth of approximately 532 meters, and development activities had commenced on level 27. When the shaft is completed, it will allow better matching of the mill capacity with the future mining capacity at Pinos Altos once the open pit mining operation begins to wind down as planned over the next several years.

The Company continues to evaluate a number of regional satellite opportunities.  A 6,000 metre in-fill and conversion drill program is underway on the Sinter deposit.  The results are scheduled to be incorporated into a scoping study along with metallurgical testing and geotechnical data in order to better understand the development potential of this zone.

Creston Mascota Deposit at Pinos Altos — Additional Ore Mined Outside of the Block Model

The Creston Mascota deposit at Pinos Altos has been operating as a satellite operation to the Pinos Altos mine since late 2010.

Approximately 527,000 tonnes of ore were stacked on the Creston Mascota leach pad during the first quarter of 2015, compared to approximately 378,900 tonnes stacked in the first quarter of 2014.  In the 2015 period, additional ore was encountered outside the block model, which resulted in more tonnes at lower grades being stacked compared to the 2014 period.  Minesite costs per tonne at Creston Mascota were $11 in the first quarter of 2015, compared to $17 in the first quarter of 2014. Costs in the 2015 period were lower due to currency fluctuations, a reduced stripping ratio, lower fuel consumption and reduced power requirements compared to the 2014 period.

Payable gold production at Creston Mascota in the first quarter of 2015 was 12,448 ounces at a total cash costs per ounce on a by-product basis of $444. This compares to 10,317 ounces at a total cash costs per ounce on a by-product basis of $598 during the first quarter of 2014. Production was higher in the 2015 period due to more tonnes stacked, compared to the 2014 period.  Cash costs were lower in the 2015 period based on lower minesite costs per tonne (see above), increased production and a favourable foreign exchange rate compared to the 2014 period.

Geotechnical field work is underway on the Phase 4 leach pad at Creston Mascota, and a 5,000 metre infill and conversion drill program is planned on the Bravo satellite zone.

La India — New Record for Quarterly Gold Production

The La India mine property in Sonora, Mexico, located approximately 70 kilometers from the Company’s Pinos Altos mine, was acquired in November 2011 through the purchase of Grayd Resources, which held a 56,000 hectare land position in the Mulatos Gold belt. Commissioning of the mine commenced ahead of schedule in the third quarter of 2013 and commercial production was declared as of February 1, 2014.

Approximately 1,378,500 tonnes of ore were stacked on the La India leach pad during the first quarter of 2015, compared to approximately 1,018,900 tonnes stacked in the first quarter of 2014. Minesite costs per tonne at La India were $9 in the first quarter of 2015, compared to the $7 in the first quarter of 2014. Tonnage and costs in the 2014 period were lower given that the operations were still ramping up to design levels.

Payable gold production at La India in the first quarter of 2015 was a record 26,523 ounces due to higher than expected grades and tonnage stacked.  The total cash costs per ounce on a by-product basis was $418.  Production in the first quarter of 2014 was 10,208 ounces at a total cash costs per ounce on a by-product basis of $426.  The 2014 period reflected only two months of commercial production.  Total cash costs in the 2015 period were favourably impacted by higher production volumes and favourable foreign exchange rates.

A contractor has been mobilized and earthworks are in progress on the second phase leach pad.  This leach pad expansion will provide the capacity for the current planned life-of-mine production at La India.

An opportunity was identified to develop a previously unknown water aquifer adjacent and downstream from the storm water retention pond at La India.  The water well has been completed and initial indications suggest that this new supply could secure supplemental water capacity of 10-20% of the total project requirements at a lower cost.  A high capacity pump will be installed during the second quarter of 2015 to test the ultimate capacity of this well.  If successful, this new water source could defer some of the planned capital expenditures for future water reservoirs and could also provide additional water supply for any potential expansion.

In the first quarter 2015, the El Realito concession was acquired from Alamos Gold Inc. (AGI:TSX).  This acquisition consolidates the land position between the La India and Main Zones, and could provide additional resource potential at La India.  A drill program is planned for later this year to investigate the potential for the discovery of additional resources.

The Company is also evaluating exploration programs to test resource halos around the current pits and to test for mineralization between the currently defined ore bodies. In addition, initial studies are underway to evaluate the potential to expand production at La India.

El Barqueno — Drilling Underway, Initial Resource Expected by Year-End 2015

The El Barqueno property in Jalisco State, Mexico covers a land position which is larger than the strike length of the mineralized systems at both the La India and Pinos Altos properties combined. Previous operators outlined several mineralized zones through surface exploration and diamond drilling.

The Company believes this property has the potential to host Pinos Altos style gold-silver mineralization (with potential copper by-products) that could be developed as a combination open pit/underground mine with mill and heap leach processing.

Exploration permits have been received for El Barqueno and progress is being made on the negotiation of surface rights. Four portable drill rigs are currently testing known zones of mineralization on the property with 10,000 meters of drilling planned at the Peña de Oro zone and 20,000 meters planned for the Angostura and Azteca zones. These drill programs are designed to delineate an initial resource, which is expected by year-end 2015.

Dividend Record and Payment Dates for the Second Quarter of 2015

Agnico Eagle’s Board of Directors has declared a quarterly cash dividend of $0.08 per common share, payable on June 15, 2015 to shareholders of record as of June 1, 2015.  Agnico Eagle has now declared a cash dividend every year since 1983.

Other Expected Dividend and Record Dates for 2015

Record Date	Payment Date
September 1	September 15
December 1	December 15

Dividend Reinvestment Plan

Please follow the link below for information on the Company’s dividend reinvestment program. Dividend Reinvestment Plan

Corrected Mineral Reserve and Resource Statement

In Agnico Eagle’s news release dated February 11, 2015, there was a typographical error in the table titled “Detailed Mineral Reserve and Resource Data (as at December 31, 2014)”.  The error relates solely to copper, zinc and lead content in the proven and probable reserves at the LaRonde mine.  Corrected grades are presented in the table below and indicated with a footnote.

Detailed Mineral Reserve and Resource Data (as at December 31, 2014)

Category and Operation	Au	Ag	Cu		Zn		Pb		Au	Tonnes
	(g/t)	(g/t)	(%)		(%)		(%)		(000s	(000s)
									oz)
Proven Mineral Reserve
Northern Business
LaRonde (underground)	3.76	21.84	0.29	[5]	0.46	[6]	0.05	[7]	538	4,460
Canadian Malartic (open pit) (50%)	0.92								736	24,969
Lapa (underground)	5.87								157	832
Goldex (underground)	1.70								11	203
Kittila (open pit)	3.53								23	207
Kittila (underground)	4.67								107	714
Kittila Total Proven	4.41								131	921
Meadowbank (open pit)	1.50								53	1,090
Meliadine (open pit)	7.31								8	34
Southern Business
Pinos Altos (open pit)	1.93	65.87							3	48
Pinos Altos (underground)	3.30	86.68							254	2,394
Pinos Altos Total Proven	3.27	86.27							257	2,441
Creston Mascota (open pit)	0.76	8.60							5	187
La India (open pit)	0.53	8.62							2	99
Subtotal Proven Mineral Reserve	1.67								1,897	35,236

Probable Mineral Reserve
Northern Business
LaRonde (underground)	5.60	18.70	0.24	[8]	0.69	[9]	0.04	[10]	2,893	16,072
Canadian Malartic (open pit) (50%)	1.10								3,593	101,978
Lapa (underground)	5.50								13	74
Goldex (underground)	1.49								329	6,893
Kittila (open pit)	3.46								15	139
Kittila (underground)	4.96								4,378	27,475
Kittila Total Probable	4.95								4,393	27,614
Meadowbank (open pit)	3.24								1,116	10,705
Meliadine (open pit)	5.13								638	3,862
Meliadine (underground)	8.33								2,690	10,048
Meliadine Total Probable	7.44								3,327	13,910

5  Corrected to 0.29% Cu from 2.95% Cu

6  Corrected to 0.46% Zn from 4.58% Zn

7  Corrected to 0.05% Pb from 0.51% Pb

8  Corrected to 0.24% Cu from 2.37% Cu

9  Corrected to 0.69% Zn from 6.89% Zn

10  Corrected to 0.04% Pb from 0.36% Pb

Southern Business
Pinos Altos (open pit)	3.02	75.28	373	3,840
Pinos Altos (underground)	2.95	79.70	1,132	11,948
Pinos Altos Total Probable	2.97	78.63	1,506	15,788
Creston Mascota (open pit)	1.27	13.63	231	5,657
La India (open pit)	0.85	6.06	677	24,783
Subtotal Probable Mineral Reserve	2.52		18,080	223,475
Northern Total Proven and Probable Reserves	2.57		17,299	209,756
Southern Total Proven and Probable Reserves	1.70		2,678	48,955
Total Proven and Probable Mineral Reserves	2.40		19,976	258,711

Category and Operation	Au	Ag	Cu	Zn	Pb	Tonnes
	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Measured Mineral Resource
Northern Business
Canadian Malartic (open pit) (50%)	0.84					2,843
Goldex (underground)	1.86					12,360
Kittila (underground)	2.78					820
Meadowbank (open pit)	1.07					432
Hammond Reef (open pit) (50%)	0.70					82,831
Southern Business
La India (open pit)	0.38	3.06				2,667
Subtotal Measured Mineral Resource	0.85					101,953
Indicated Mineral Resource
Northern Business
LaRonde (underground)	3.26	23.35	0.24	1.01	0.11	6,791
Canadian Malartic (open pit) (50%)	0.85					32,708
Lapa (underground)	4.29					1,067
Goldex (underground)	1.97					21,409
Kittila (open pit)	2.85					89
Kittila (underground)	2.98					13,262
Kittila Total Indicated	2.98					13,351
Meadowbank (open pit)	2.74					4,747
Meadowbank (underground)	4.85					2,341
Meadowbank Total Indicated	3.44					7,088

Meliadine (open pit)	4.31			7,685
Meliadine (underground)	5.52			12,561
Meliadine Total Indicated	5.06			20,246
Akasaba (open pit)	0.77		0.44	8,130
Bousquet (open pit)	1.79			11,044
Bousquet (underground)	5.63			1,704
Bousquet Total Indicated	2.31			12,748
Ellison (underground)	4.54			429
Hammond Reef (open pit) (50%)	0.57			21,377
Upper Beaver (underground) (50%)	7.00		0.26	3,211
Swanson (open pit)	1.93			504
Southern Business
Pinos Altos (open pit)	1.16	21.31		1,101
Pinos Altos (underground)	1.91	46.46		10,836
Pinos Altos Total Indicated	1.84	44.14		11,938
Creston Mascota (open pit)	0.68	4.69		2,229
La India (open pit)	0.39	0.20		51,799
Subtotal Indicated Mineral Resource	1.77			215,026
Northern Total Measured and Indicated Resources	1.70			248,346
Southern Total Measured and Indicated Resources	0.65			68,633
Total Measured & Indicated Mineral Resources	1.47			316,979

Category and Operation	Au	Ag	Cu	Zn	Pb	Tonnes
	(g/t)	(g/t)	(%)	(%)	(%)	(000s)
Inferred Mineral Resource
Northern Business
LaRonde (underground)	4.23	17.40	0.26	0.84	0.07	8,794
Canadian Malartic (open pit) (50%)	0.76					22,655
Lapa (open pit Zulapa)	3.14					391
Lapa (underground)	8.00					724
Lapa Total Inferred	6.30					1,114
Goldex (underground)	1.64					29,241
Kittila (open pit)	3.79					346
Kittila (underground)	4.32					8,546
Kittila Total Inferred	4.30					8,892
Meadowbank (open pit)	3.15					1,108
Meadowbank (underground)	4.36					2,213
Meadowbank Total Inferred	3.96					3,321

Amaruq (open pit)	6.60			4,819
Amaruq (underground)	8.34			1,783
Amaruq Total Inferred	7.07			6,603
Meliadine (open pit)	5.42			1,031
Meliadine (underground)	7.83			13,053
Meliadine Total Inferred	7.65			14,083
Bousquet (open pit)	1.16			679
Bousquet (underground)	4.54			3,888
Bousquet Total Inferred	4.04			4,567
Ellison (underground)	4.56			1,263
Akasaba (open pit)	0.98		0.39	65
Hammond Reef (open pit) (50%)	0.74			251
Upper Beaver (open pit) (50%)	1.99		0.20	1,957
Upper Beaver (underground) (50%)	4.66		0.30	2,654
Upper Beaver Total Inferred (50%)	3.53		0.26	4,611
Kuotko, Finland (open pit)	2.89			1,823
Kylmakangas, Finland (underground)	4.11	31.11		1,896
Southern Business
Pinos Altos (open pit)	0.95	22.45		10,773
Pinos Altos (underground)	2.77	51.97		1,872
Pinos Altos Total Inferred	1.22	26.82		12,645
Creston Mascota (open pit)	1.07	13.98		4,462
La India (open pit)	0.37	0.04		82,562
Northern Total Inferred Resource	3.38			109,177
Southern Total Inferred Resource	0.51			99,669
Total Inferred Resource	2.01			208,847

Tonnage amounts and contained metal amounts presented in this table have been rounded to the nearest thousand.  Amounts presented in this table may not add up due to rounding.  Reserves are not a sub-set of resources.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain measures, including ‘‘total cash costs per ounce’’ and ‘‘minesite costs per tonne’’ and “all-in sustaining costs per ounce” that are not recognized measures under IFRS. These data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the most directly comparable financial information presented in the consolidated financial statements prepared in accordance with IFRS and for an explanation of how management uses these measures, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  The total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis except that no adjustment is made for by-product metal revenues. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash-generating capabilities at various gold prices.  All-in sustaining costs are used to show the full cost of gold production from current operations. The Company calculates all-in sustaining costs per ounce of gold produced as the aggregate of total cash costs on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and reclamation expenses divided by the amount of gold produced.  The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis except that no adjustment is made for by-product metal revenues.  The Company’s methodology for calculating all-in sustaining costs may not be similar to the methodology used by other producers that disclose all-in sustaining costs.  The Company may change the methodology it uses to calculate all-in sustaining costs in the future, including in response to the adoption of formal industry guidance regarding this measure by the World Gold Council. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates, and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices.  Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating exchange rates and metal prices.  This news release also contains information as to estimated future total cash costs per ounce, all-in sustaining costs and minesite costs per tonne. The estimates are based upon the total cash costs per ounce, all-in sustaining costs and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking Non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at April 30, 2015. Certain statements contained in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, the words “anticipate”, “estimate”, “expect”, “forecast”, “planned”, “will” and similar expressions are intended to identify forward-looking statements.  Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, metal production, life of mine estimates, production, total cash costs per ounce, minesite costs per tonne, all-in sustaining costs and cash flows; the estimated timing and conclusions of technical reports and other studies; the methods by which ore will be extracted or processed; statements concerning expansion projects, recovery rates, mill throughput, and projected exploration expenditures, including costs and other estimates upon which such projections are based; estimates of depreciation expense, general and administrative expense and tax rates; the impact of maintenance shutdowns; statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future reserves, resources, mineral production, optimization efforts and sales; estimates of mine life; estimates of future mining costs, total cash costs, minesite costs, all-in sustaining costs and other expenses; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements and information as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs, and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of reserves and resources, and statements and information regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s mine sites and statements and information regarding the sufficiency of the Company’s cash resources and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements and information reflect the Company’s views as at the date of this document and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2104 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2014 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting and expansion at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements and information. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; community protests; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s by-product metal derivative strategies. For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this document, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This document uses the terms “measured resources” and “indicated resources”. Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This document also uses the term “inferred resources”. Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Data

The scientific and technical information contained in this news release relating to Northern Business operations has been approved by Christian Provencher, Ing., Vice-President, Canada and a “Qualified Person” for the purposes of NI 43-101.  The scientific and technical information contained in this news release relating to Southern Business operations has been approved by Tim Haldane, P.Eng., Senior Vice-President, Operations — USA and Latin America and a “Qualified Person” for the purposes of NI 43-101.  The scientific and technical information contained in this news release relating to exploration has been approved by Alain Blackburn, Ing., Senior Vice-President, Exploration and a “Qualified Person” for the purposes of NI 43-101.

The scientific and technical information relating to Agnico Eagle’s reserves and resources contained herein has been approved by Daniel Doucet, Senior Corporate Director, Reserve Development. Mr. Doucet is a designated Ing. with the Ordre des ingénieurs du Québec and a qualified person as defined by NI 43-101.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Agnico Eagle reports mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves in accordance with the Canadian securities regulatory authorities’ (the “CSA”) National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). These standards are similar to those used by the SEC’s Industry Guide No. 7, as interpreted by Staff at the SEC (“Guide 7”). However, the definitions in NI 43-101 differ in certain respects from those under Guide 7. Accordingly, mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.  Agnico Eagle uses certain terms in this news release, such as “measured”, “indicated”, and

“inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

In prior periods, reserves for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines. These guidelines require the use of prices that reflect current economic conditions at the time of reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  Given the current lower commodity price environment, Agnico Eagle has decided to use price assumptions that are below the three-year averages. The assumptions used for the mineral reserves estimates at all mines and advanced projects as of December 31, 2014 (other than the Canadian Malartic mine), reported by the Company on February 11, 2015, are $1,150 per ounce gold, $18.00 per ounce silver, $1.00 per pound zinc, $3.00 per pound copper, $0.91 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.08, 1.30 and 13.00, respectively.

For the reserves estimate at the Canadian Malartic mine, the Company has decided to continue to report the reserves estimated as of June 15, 2014, reported by the Company in a news release dated August 13, 2014, minus the production to the end of 2014. The assumptions used were $1,300 per ounce gold, a cut-off grade between 0.28 g/t and 0.35 g/t gold (depending on the deposit), and a C$/US$ exchange rate of 1.10.

NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Modifying factors are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, Bousquet & Ellison, Quebec, Canada	March 23, 2005
Canadian Malartic, Quebec, Canada	June 16, 2014

Kittila, Kuotko and Kylmakangas, Finland	March 4, 2010
Swanson, Quebec, Canada
Meadowbank, Nunavut, Canada	February 15, 2012
Goldex, Quebec, Canada	October 14, 2012
Lapa, Quebec, Canada	June 8, 2006
Meliadine, Nunavut, Canada	February 11, 2015
Akasaba, Quebec, Canada
Amaruq, Nunavut, Canada
Hammond Reef, Ontario, Canada	July 2, 2013
Upper Beaver (Kirkland Lake project), Ontario, Canada	November 5, 2012
Pinos Altos and Creston Mascota, Mexico	March 25, 2009
La India, Mexico	August 31, 2012

Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in Technical Reports, which may be found at www.sedar.com. Other important operating information can be found in the Company’s AIF and Form 40-F.

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended
	March 31,
	2015	2014
Operating margin(i) by mine:
Northern Business
LaRonde mine	$30,015	$45,425
Lapa mine	14,687	15,340
Goldex mine	19,253	9,525
Meadowbank mine	46,577	123,961
Canadian Malartic mine(ii)	34,718	—
Kittila mine	27,415	19,003
Southern Business
Pinos Altos mine	34,652	39,064
Creston Mascota deposit at Pinos Altos	8,409	7,714
La India mine(iii)	20,590	13,669
Total operating margin(i)	236,316	273,701
Amortization of property, plant and mine development	135,897	83,481
Exploration, corporate and other	43,706	43,502
Income before income and mining taxes	56,713	146,718
Income and mining taxes expense	27,970	49,573
Net income for the period	$28,743	$97,145
Net income per share — basic (US$)	$0.13	$0.56
Net income per share — diluted (US$)	$0.13	$0.56
Cash flows:
Cash provided by operating activities	$143,455	$250,396
Cash used in investing activities	$(53,892)	$(108,288)
Cash used in financing activities	$(123,182)	$(98,087)
Realized prices (US$):
Gold (per ounce)	$1,202	$1,308
Silver (per ounce)	$17.02	$20.62
Zinc (per tonne)	$2,072	$2,027
Copper (per tonne)	$5,056	$6,386
Payable production(iv):
Gold (ounces):
Northern Business
LaRonde mine	58,893	59,352
Lapa mine	25,920	23,409
Goldex mine	29,250	19,430
Meadowbank mine	88,523	156,444
Canadian Malartic mine(ii)	67,893	—
Kittila mine	44,654	38,552
Southern Business
Pinos Altos mine	50,106	45,217
Creston Mascota deposit at Pinos Altos	12,448	10,317
La India mine(iii)	26,523	13,700
Total gold (ounces)	404,210	366,421
Silver (thousands of ounces):
Northern Business
LaRonde mine	198	349
Lapa mine	1	—
Meadowbank mine	96	26
Canadian Malartic mine(ii)	72	—
Kittila mine	2	2
Southern Business
Pinos Altos mine	562	460
Creston Mascota deposit at Pinos Altos	32	16
La India mine(iii)	69	27
Total Silver (thousands of ounces)	1,032	880
Zinc (tonnes)	936	2,060
Copper (tonnes)	1,167	1,554

	Three Months Ended
	March 31,
	2015	2014
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	60,943	58,100
Lapa mine	23,497	33,121
Goldex mine	27,907	19,607
Meadowbank mine	84,780	147,502
Canadian Malartic mine(ii)(v)	59,261	—
Kittila mine	48,982	37,429
Southern Business
Pinos Altos mine	41,433	46,810
Creston Mascota deposit at Pinos Altos	11,399	10,228
La India mine(iii)	26,898	14,632
Total gold (ounces)	385,100	367,429
Silver (thousands of ounces):
Northern Business
LaRonde mine	205	340
Meadowbank mine	98	28
Canadian Malartic mine(ii)(v)	54	—
Kittila mine	2	2
Southern Business
Pinos Altos mine	446	507
Creston Mascota deposit at Pinos Altos	20	14
La India mine(iii)	63	26
Total Silver (thousands of ounces):	888	917
Zinc (tonnes)	1,264	1,673
Copper (tonnes)	1,160	1,542

Total cash costs per ounce of gold produced - Co-product basis (US$)(vi):
Northern Business
LaRonde mine	$892	$928
Lapa mine	568	663
Goldex mine	542	762
Meadowbank mine	674	437
Canadian Malartic mine(ii)	649	—
Kittila mine	682	796
Southern Business
Pinos Altos mine	548	695
Creston Mascota deposit at Pinos Altos	488	631
La India mine(iii)	461	483
Weighted average total cash costs per ounce of gold produced	$651	$625

Total cash costs per ounce of gold produced - By-product basis (US$)(vi):
Northern Business
LaRonde mine	$703	$574
Lapa mine	568	662
Goldex mine	541	762
Meadowbank mine	655	434
Canadian Malartic mine(ii)	632	—
Kittila mine	681	795
Southern Business
Pinos Altos mine	357	480
Creston Mascota deposit at Pinos Altos	444	598
La India mine(iii)	418	426
Weighted average total cash costs per ounce of gold produced	$588	$537

Notes:

(i)                                     Operating margin is calculated as revenues from mining operations less production costs.

(ii)                                  On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of a plan of arrangement under the Canada Business Corporations Act (the “Arrangement”). As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian

Malartic mine.  The information set out in this table reflects the Company’s 50.0% interest in the Canadian Malartic mine since the date of acquisition, which was subsequent to the first quarter of 2014.

(iii)                               The La India mine achieved commercial production on February 1, 2014.

(iv)                              Payable production (a non-GAAP financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(v)                                 The Canadian Malartic mine’s payable metal sold excludes the 5% net smelter royalty ounces transferred to Osisko Gold Royalties Ltd., as pursuant to the Arrangement.

(vi)                              Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Under IFRS, total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim unaudited consolidated statements of income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, except share amounts, IFRS basis)

(Unaudited)

	As at March 31,	As at December 31,
	2015	2014

ASSETS
Current assets:
Cash and cash equivalents	$138,006	$177,537
Short-term investments	4,722	4,621
Restricted cash	29,419	33,122
Trade receivables	61,200	59,716
Inventories	442,278	446,660
Income taxes recoverable	18,287	1,658
Available-for-sale securities	46,888	56,468
Fair value of derivative financial instruments	335	4,877
Other current assets	127,830	123,401
Total current assets	868,965	908,060
Non-current assets:
Restricted cash	19,116	20,899
Goodwill	601,190	601,190
Property, plant and mine development	5,247,513	5,281,473
Other assets	30,341	27,622
Total assets	$6,767,125	$6,839,244
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$187,602	$209,906
Reclamation provision	6,994	6,769
Interest payable	20,987	13,816
Income taxes payable	11,894	19,328
Finance lease obligations	17,377	22,142
Current portion of long-term debt	52,038	52,182
Fair value of derivative financial instruments	21,858	8,249
Total current liabilities	318,750	332,392
Non-current liabilities:
Long-term debt	1,220,138	1,322,461
Reclamation provision	250,734	249,917
Deferred income and mining tax liabilities	843,699	827,181
Other liabilities	34,062	38,803
Total liabilities	2,667,383	2,770,754
EQUITY
Common shares:
Outstanding - 216,200,703 common shares issued, less 1,258,885 shares held in trust or by a depositary	4,622,015	4,599,788
Stock options	206,611	200,830
Contributed surplus	37,254	37,254
Deficit	(768,011)	(779,382)
Accumulated other comprehensive income	1,873	10,000
Total equity	4,099,742	4,068,490
Total liabilities and equity	$6,767,125	$6,839,244

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars, except per share amounts, IFRS basis)

(Unaudited)

	Three Months Ended March 31,
	2015	2014

REVENUES
Revenues from mining operations	$483,596	$491,767

COSTS, EXPENSES AND OTHER INCOME
Production (i)	247,280	218,066
Exploration and corporate development	16,651	9,418
Amortization of property, plant and mine development	135,897	83,481
General and administrative	25,221	26,270
Impairment loss on available-for-sale securities	685	—
Finance costs	19,712	17,138
Loss (gain) on derivative financial instruments	8,576	(3,746)
Gain on sale of available-for-sale securities	(21,049)	(273)
Environmental remediation	429	172
Foreign currency translation gain	(11,690)	(5,059)
Other expenses (income)	5,171	(418)
Income before income and mining taxes	56,713	146,718
Income and mining taxes expense	27,970	49,573
Net income for the period	$28,743	$97,145

Net income per share - basic	$0.13	$0.56
Net income per share - diluted	$0.13	$0.56

Weighted average number of common shares outstanding (in thousands):
Basic	214,566	173,972
Diluted	215,692	174,467

(i) Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, IFRS basis)

(Unaudited)

	Three Months Ended
	March 31,
	2015	2014
OPERATING ACTIVITIES
Net income for the period	$28,743	$97,145
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	135,897	83,481
Deferred income and mining taxes	19,300	19,964
Gain on sale of available-for-sale securities	(21,049)	(273)
Stock-based compensation	11,718	12,608
Impairment loss on available-for-sale securities	685	—
Foreign currency translation gain	(11,690)	(5,059)
Other	13,536	225
Adjustment for settlement of reclamation provision	(302)	(934)
Changes in non-cash working capital balances:
Trade receivables	(1,484)	(7,111)
Income taxes	(24,063)	21,747
Inventories	10,412	23,471
Other current assets	(4,837)	15,520
Accounts payable and accrued liabilities	(20,582)	(17,405)
Interest payable	7,171	7,017
Cash provided by operating activities	143,455	250,396

INVESTING ACTIVITIES
Additions to property, plant and mine development	(82,887)	(101,460)
Acquisition of El Realito property	(7,000)	—
Net purchases of short-term investments	(101)	—
Net proceeds from sale of available-for-sale securities and warrants	37,668	613
Purchase of available-for-sale securities and warrants	(5,275)	(13,385)
Decrease in restricted cash	3,703	5,944
Cash used in investing activities	(53,892)	(108,288)

FINANCING ACTIVITIES
Dividends paid	(14,775)	(11,973)
Repayment of finance lease obligations	(8,405)	(4,252)
Sale-leaseback financing	—	1,027
Repayment of long-term debt	(100,000)	(80,000)
Repurchase of common shares for restricted share unit plan	(10,642)	(7,518)
Proceeds on exercise of stock options	8,223	1,985
Common shares issued	2,417	2,644
Cash used in financing activities	(123,182)	(98,087)
Effect of exchange rate changes on cash and cash equivalents	(5,912)	(1,347)
Net (decrease) increase in cash and cash equivalents during the period	(39,531)	42,674
Cash and cash equivalents , beginning of period	177,537	139,101
Cash and cash equivalents , end of period	$138,006	$181,775

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$11,081	$8,151

Income and mining taxes paid	$37,947	$8,149

AGNICO EAGLE MINES LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)

(Unaudited)

Total Production Costs by Mine

	Three Months Ended	Three Months Ended
(thousands of United States dollars)	March 31, 2015	March 31, 2014

Production costs per the condensed interim unaudited consolidated statements of income and comprehensive income	$247,280	$218,066
LaRonde mine	45,865	47,279
Lapa mine	13,985	15,350
Goldex mine	14,866	15,845
Meadowbank mine	57,096	67,079
Canadian Malartic mine(i)	41,186	—
Kittila mine	31,999	29,459
Pinos Altos mine	24,212	31,419
Creston Mascota deposit at Pinos Altos	5,606	5,825
La India mine(ii)	12,465	5,810
Total	$247,280	$218,066

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(iii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iv) by Mine

LaRonde Mine - Total Cash Costs per Ounce of Gold Produced (iii)

	Three Months Ended	Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2015	March 31, 2014
Production costs	$45,865	$47,279
Adjustments:
Inventory and other adjustments(v)	6,678	7,818
Cash operating costs (co-product basis)	$52,543	$55,097
By-product metal revenues	(11,134)	(21,053)
Cash operating costs (by-product basis)	$41,409	$34,044
Gold production (ounces)	58,893	59,352
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$892	$928
By-product basis	$703	$574

LaRonde Mine - Minesite Costs per Tonne(iv)

	Three Months Ended		Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2015		March 31, 2014
Production costs		$45,865		$47,279
Inventory and other adjustments(vi)	866		1,148
Minesite operating costs		$46,731		$48,427
Minesite operating costs (thousands of C$)	C$	57,789	C$	55,081
Tonnes of ore milled (thousands of tonnes)	558		557
Minesite costs per tonne (C$)(iv)	C$	104	C$	99

Lapa Mine - Total Cash Costs per Ounce of Gold Produced (iii)

	Three Months Ended	Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2015	March 31, 2014
Production costs	$13,985	$15,350
Adjustments:
Inventory and other adjustments(v)	749	160
Cash operating costs (co-product basis)	$14,734	$15,510
By-product metal revenues	(17)	(2)
Cash operating costs (by-product basis)	$14,717	$15,508
Gold production (ounces)	25,920	23,409
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$568	$663
By-product basis	$568	$662

Lapa Mine - Minesite Costs per Tonne(iv)

	Three Months Ended		Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2015		March 31, 2014
Production costs	$13,985			$15,350
Inventory and other adjustments(vi)	548		118
Minesite operating costs	$14,533			$15,468
Minesite operating costs (thousands of C$)	C$	18,077	C$	17,069
Tonnes of ore milled (thousands of tonnes)	152		157
Minesite costs per tonne (C$)(iv)	C$	119	C$	108

Goldex Mine - Total Cash Costs per Ounce of Gold Produced (iii)

	Three Months Ended	Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2015	March 31, 2014
Production costs	$14,866	$15,845
Adjustments:
Inventory and other adjustments(v)	973	(1,038)
Cash operating costs (co-product basis)	$15,839	$14,807
By-product metal revenues	(7)	(6)
Cash operating costs (by-product basis)	$15,832	$14,801
Gold production (ounces)	29,250	19,430
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$542	$762
By-product basis	$541	$762

Goldex Mine - Minesite Costs per Tonne(iv)

	Three Months Ended		Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2015		March 31, 2014
Production costs	$14,866		$15,845
Inventory and other adjustments(vi)	761		(1,018)
Minesite operating costs	$15,627		$14,827
Minesite operating costs (thousands of C$)	C$	19,317	C$	15,168
Tonnes of ore milled (thousands of tonnes)	566		485
Minesite costs per tonne (C$)(iv)	C$	34	C$	31

Meadowbank Mine - Total Cash Costs per Ounce of Gold Produced (iii)

	Three Months Ended	Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2015	March 31, 2014
Production costs	$57,096	$67,079
Adjustments:
Inventory and other adjustments(v)	2,541	1,312
Cash operating costs (co-product basis)	$59,637	$68,391
By-product metal revenues	(1,689)	(552)
Cash operating costs (by-product basis)	$57,948	$67,839
Gold production (ounces)	88,523	156,444
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$674	$437
By-product basis	$655	$434

Meadowbank Mine - Minesite Costs per Tonne(iv)

	Three Months Ended		Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2015		March 31, 2014
Production costs	$57,096		$67,079
Inventory and other adjustments(vi)	1,694		1,389
Minesite operating costs	$58,790		$68,468
Minesite operating costs (thousands of C$)	C$	70,627	C$	75,552
Tonnes of ore milled (thousands of tonnes)	990		994
Minesite costs per tonne (C$)(iv)	C$	71	C$	76

Canadian Malartic Mine - Total Cash Costs per Ounce of Gold Produced (i)(iii)

	Three Months Ended	Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2015	March 31, 2014
Production costs	$41,186	$—
Adjustments:
Inventory and other adjustments(v)	2,851	—
Cash operating costs (co-product basis)	$44,037	$—
By-product metal revenues	(1,142)	—
Cash operating costs (by-product basis)	$42,895	$—
Gold production (ounces)	67,893	—
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$649	$—
By-product basis	$632	$—

Canadian Malartic Mine - Minesite Costs per Tonne (i)(iv)

	Three Months Ended		Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2015		March 31, 2014
Production costs	$41,186		$—
Inventory and other adjustments(vi)	(1,131)
Minesite operating costs	$40,055		$—
Minesite operating costs (thousands of C$)	C$	54,320	C$	—
Tonnes of ore milled (thousands of tonnes)	2,339		—
Minesite costs per tonne (C$)(iv)	C$	23	C$	—

Kittila Mine - Total Cash Costs per Ounce of Gold Produced (iii)

	Three Months Ended	Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2015	March 31, 2014
Production costs	$31,999	$29,459
Adjustments:
Inventory and other adjustments(v)	(1,543)	1,233
Cash operating costs (co-product basis)	$30,456	$30,692
By-product metal revenues	(35)	(37)
Cash operating costs (by-product basis)	$30,421	$30,655
Gold production (ounces)	44,654	38,552
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$682	$796
By-product basis	$681	$795

Kittila Mine - Minesite Costs per Tonne(iv)

	Three Months Ended	Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2015	March 31, 2014
Production costs	$31,999	$29,459
Inventory and other adjustments(vi)	(1,659)	1,081
Minesite operating costs	$30,340	$30,540
Minesite operating costs (thousands of €)	€26,714	€22,544
Tonnes of ore milled (thousands of tonnes)	345	307
Minesite costs per tonne (€)(iv)	€77	€73

Pinos Altos Mine - Total Cash Costs per Ounce of Gold Produced (iii)

	Three Months Ended	Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2015	March 31, 2014
Production costs	$24,212	$31,419
Adjustments:
Inventory and other adjustments(v)	3,244	(2)
Cash operating costs (co-product basis)	$27,456	$31,417
By-product metal revenues	(9,579)	(9,720)
Cash operating costs (by-product basis)	$17,877	$21,697
Gold production (ounces)	50,106	45,217
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$548	$695
By-product basis	$357	$480

Pinos Altos Mine - Minesite Costs per Tonne(iv)

	Three Months Ended	Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2015	March 31, 2014
Production costs	$24,212	$31,419
Inventory and other adjustments(vi)	2,681	(562)
Minesite operating costs	$26,893	$30,857
Tonnes of ore processed (thousands of tonnes)	584	624
Minesite costs per tonne (US$)(iv)	$46	$49

Creston Mascota deposit at Pinos Altos - Total Cash Costs per Ounce of Gold Produced (iii)

	Three Months Ended	Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2015	March 31, 2014
Production costs	$5,606	$5,825
Adjustments:
Inventory and other adjustments(v)	467	681
Cash operating costs (co-product basis)	$6,073	$6,506
By-product metal revenues	(547)	(334)
Cash operating costs (by-product basis)	$5,526	$6,172
Gold production (ounces)	12,448	10,317
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$488	$631
By-product basis	$444	$598

Creston Mascota deposit at Pinos Altos - Minesite Costs per Tonne(iv)

	Three Months Ended	Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2015	March 31, 2014
Production costs	$5,606	$5,825
Inventory and other adjustments(vi)	399	583
Minesite operating costs	$6,005	$6,408
Tonnes of ore processed (thousands of tonnes)	527	379
Minesite costs per tonne (US$)(iv)	$11	$17

La India Mine - Total Cash Costs per Ounce of Gold Produced (ii)(iii)

	Three Months Ended	Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2015	March 31, 2014
Production costs	$12,465	$5,810
Adjustments:
Inventory and other adjustments(v)	(245)	(875)
Cash operating costs (co-product basis)	$12,220	$4,935
By-product metal revenues	(1,132)	(584)
Cash operating costs (by-product basis)	$11,088	$4,351
Gold production (ounces)	26,523	10,208
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$461	$483
By-product basis	$418	$426

La India Mine - Minesite Costs per Tonne(ii)(iv)

	Three Months Ended	Three Months Ended
(thousands of United States dollars, except as noted)	March 31, 2015	March 31, 2014
Production costs	$12,465	$5,810
Inventory and other adjustments(vi)	(409)	(939)
Minesite operating costs	$12,056	$4,871
Tonnes of ore processed (thousands of tonnes)	1,378	687
Minesite costs per tonne (US$)(iv)	$9	$7

Notes:

(i)                                     On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of a plan of arrangement under the Canada Business Corporations Act (the “Arrangement”). As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company’s 50.0% interest in the Canadian Malartic mine since the date of acquisition, which was subsequent to the first quarter of 2014.

(ii)                                  The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the first quarter of 2014 as they were produced prior to the achievement of commercial production.

(iii)                               Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers.  Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Under IFRS, total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim unaudited consolidated statements of income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)                              Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Under IFRS, this measure is calculated by adjusting production costs as shown in the condensed interim unaudited consolidated statements of income for unsold concentrate inventory production costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(v)                                 Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(vi)                              This inventory and other adjustment reflects production costs associated with unsold concentrates.

Three Months Ended
(United States dollars per ounce of gold produced, except where noted)	March 31, 2015

Production costs per the condensed interim unaudited consolidated statements of income and comprehensive income (thousands of United States dollars)	$247,280
Gold production (ounces)	404,210
Production costs per ounce of gold production:	$612
Adjustments:
Inventory and other adjustments(i)	39
Total cash costs per ounce of gold produced (co-product basis)(ii)	$651
Byproduct metal revenues	(63)
Total cash costs per ounce of gold produced (by-product basis)(ii)	$588
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	150
General and administrative expenses (including stock options)	63
Non-cash reclamation provision and other	3
All-in sustaining costs per ounce of gold produced (by-product basis)	$804
Byproduct metal revenues	63
All-in sustaining costs per ounce of gold produced (co-product basis)	$867

Notes:

(i)                                     Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(ii)                                  Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) and comprehensive income (loss) for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.